AMERISERV FINANCIAL, INC.
Main & Franklin Streets
Johnstown, Pennsylvania  15907-0430

July 11, 2011

VIA EDGAR

Mr. Marc Thomas

Review Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

AmeriServ Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 7, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 6, 2011
File Number:  000-11204

Dear Mr. Thomas:

We are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated June 27, 2011, related to the above-referenced filings of AmeriServ Financial, Inc. (the “Company”).

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7.  Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations (MD&A)
Results of Operations for the Years Ended December 31, 2010, 2009 and 2008

1.  We note your disclosure on page 25 that you removed a $9 million commercial loan relationship with a borrower in the restaurant industry from non-accrual status due to continued operating performance improvement.  We further note your accounting policy on page 47 that a non-accrual commercial loan is placed on accrual status after becoming current and remaining current for twelve consecutive payments.  Please confirm, if true, that the borrower referenced above met this criterion for return to accrual status as outlined in your accounting policy or advise us if the loan was removed from non-accrual for other reasons.

Response: The loan was transferred to non-accrual status during September 2009. As of December 31, 2010, the borrower was current in excess of 12 consecutive payments, and accordingly, consistent with the criterion of our policy, this loan was placed on accrual status.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 5. Allowance for Loan Losses, page 25

2.  We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20.  Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary.  Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

Response:  The segments of the loan portfolio are disaggregated to a level that allows management to monitor risk and performance.  The loan categories used are consistent with the internal reports evaluated by the Company’s management and board of directors to monitor risk and performance within the various segments of its loan portfolio.  The commercial portfolio is segmented to breakout commercial loans, i.e. loans extended to commercial and industrial entities(C&I), and commercial real estate loans (CRE), i.e. loans secured by income producing investment real estate.  The commercial portfolio is concentrated in commercial loans secured by real estate, i.e. loans secured by income producing investment real estate, and loans in this segment exhibit similar risk characteristics.  In addition to segmentation of the portfolio to breakout commercial & industrial exposure vs. CRE exposure, a ten point internal risk rating system is used to monitor and assess the credit quality of each commercial exposure.  The portfolio segments utilized in the calculation of the allowance for loan loss (ALLL) are disaggregated at the same level that management monitors risk within the portfolio.  Because the disaggregation in the ALLL calculation is the same as the disaggregation that management uses to monitor risk, further disaggregation from portfolio segments to classes of financing receivables was not considered necessary.

We believe this strikes the appropriate balance of providing important information as discussed in 310-10-55-22.  The classes presented are also at the level management uses to assess and monitor risk and performance of the portfolio.

Note 6. Non-Performing Assets, page 62

3.  In regard to your troubled debt restructurings (TDRs), please tell us and revise your future filings to address the following:

•

Provide a robust discussion of your TDR and renegotiated loan activities.  Your discussion should include in tabular format quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your successes or failures with the different types of concessions;

•

Provide a table (by loan type) that identifies the number and amount of TDRs on accrual and nonaccrual; and

•

Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status.

Response: Consistent with accounting and regulatory guidance, the bank recognizes a troubled debt restructure (TDR) when the bank, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that would not normally be considered.  Regardless of the form of concession granted, the bank’s objective in offering a troubled debt restructure is to increase the probability of repayment of the borrower’s loan.

To be considered a TDR, both of the following criteria must be met:

•

the borrower must be experiencing financial difficulties; and

•

the bank, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that would not otherwise be considered.

Factors that indicate a borrower is experiencing financial difficulties include, but are not limited to:

•

the borrower is currently in default on their loan(s);

•

the borrower has filed for bankruptcy;

•

the borrower has insufficient cash flows to service their loan(s); and

•

the borrower is unable to obtain refinancing from other sources at a market rate similar to rates available to a non-troubled debtor.

Factors that indicate that a concession has been granted include, but are not limited to:

•

the borrower is granted an interest rate reduction to a level below market rates for debt with similar risk; or

•

the borrower is granted a material maturity date extension, or extension of the amortization plan to provide payment relief.  For purposes of this policy, a material maturity date extension will generally include any maturity date extension, or the aggregate of multiple consecutive maturity date extensions, that exceed 120 days.  A restructuring that results in an insignificant delay in payment, i.e. 120 days or less, is not necessarily a TDR.  Insignificant payment delays occur when the amount of the restructured payments subject to the delay is insignificant relative to the unpaid principal or collateral value, and will result in an insignificant shortfall in the originally scheduled contractual amount due, and/or the delay in timing of the restructured payment period is insignificant relative to the frequency of payments, the original maturity or the original amortization.

The determination of whether a restructured loan is a TDR requires consideration of all of the facts and circumstances surrounding the modification.  No single factor is determinative of whether a restructuring is a TDR.  An overall general decline in the economy or some deterioration in a borrower’s financial condition does not automatically mean that the borrower is experiencing financial difficulty.  Accordingly, determination of whether a modification is a TDR involves a large degree of judgment.

Any loan modification where the borrower’s aggregate exposure is at least $250,000 and where the loan currently maintains a criticized or classified risk rating, i.e. OLEM, Substandard or Doubtful, or where the loan will be assigned a criticized or classified rating after the modification is evaluated to determine the need for TDR classification.

The following table details the Troubled Debt Restructurings (TDR) at December 31, 2010 (dollars in thousands).

Loan Type	# of Loans	Current Balance	Concession Granted

Commercial loan secured by real estate	2	$1,337	Extension of maturity date

All of the loans that were restructured as of year-end were on accrual status.

The following table details the TDR at March 31, 2011 (dollars in thousands).

Loans in accrual status

Loan Type	# of Loans	Current Balance	Concession Granted

Commercial loan secured by real estate	2	$1,326	Extension of maturity date

Loans in non-accrual status

Loan Type	# of Loans	Current Balance	Concession Granted

Commercial loan secured by real estate	3	$2,335	Extension of maturity date

Once a loan is classified as a TDR, this classification will remain until documented improvement in the financial position of the account supports confidence that all principal and interest will be paid according to terms.  Additionally, the customer must have re-established a track record of timely payments according to the restructured contract terms for a minimum of six (6) consecutive months prior to consideration for removing the loan from TDR status.  However, a loan will continue to be on non-accrual status until, consistent with our policy, the borrower has made a minimum of 12 consecutive payments in accordance with the terms of the loan.

As of June 30, 2011, both TDR loans reflected above in accrual status as of March 31, 2011 were repaid in full.

Additionally, as of June 30, 2011, the TDR loans reflected above in non-accrual status as of March 31, 2011 were comprised of the following:

Troubled Debt Restructured Loans in Non-accrual Status:

Loan Balance

1.

CRE - 9-unit Condominium Project

$      642,466

2.

CRE - 24 Residential Lot Development Project

$      829,464

3.

CRE – Hotel & Restaurant Development Project

$      862,867

1.

This 9-unit condominium development loan was restructured to allow an extension of maturity date with an increase in the interest rate and initiation of principal repayment based on an approximate 25 year amortization.  Payments under the restructure were made on a timely basis until March 2011.  During the quarter ended March 31, 2011, due to continued lack of unit sales and diminishing resources to support monthly payments, the principals agreed to consider a sale of the property via an auction.  As a result, this credit was charged down by $620,000 during the quarter ended March 31, 2011, which represented the estimated collateral deficiency on the loan.  This property was sold at auction on June 28, 2011 for a sale price that will result in net proceeds paid to the bank of $665,000.  The buyers were required to pay a non-refundable deposit of $60,000, which is being held in escrow pending the final closing on the sale.  Settlement is anticipated to occur no later than August 15, 2011.  Based on the auction sale price, the bank should realize a recovery of $22,500 when the sale is consummated.

2.

This is a residential lot development loan.  The borrower was granted a maturity date extension to June 29, 2011 based on the execution of several lot sale agreements.  The borrower sold three lots during 2010 including one during October, and through June 30, 2011, sold one lot in January.  The guarantor has continued to support the monthly interest payments on this loan in a timely fashion; however, the guarantor’s ability to sustain support of this project is in question.  Accordingly, this loan was transferred to non-accrual status during September 2010.  Monthly interest payments continue to be made as agreed.  Subsequent to the maturity date on June 29, 2011, the bank has initiated steps to accomplish foreclosure on the property.

3.

This is a commercial land development loan originated as part of a plan to develop a hotel and restaurant project with support from various governmental agencies, including a grant from the Pennsylvania State Redevelopment Capital Assistance Program (RCAP).  The bank’s loan repayment was anticipated from RCAP grant proceeds.  Delays in financing the entire project resulted in delays in obtaining reimbursement through the RCAP grant, with corresponding delay in repayment to the bank.  The bank extended the maturity date; however, the borrower defaulted on the repayment schedule and this loan was transferred to non-accrual status during December 2010.  The bank has initiated steps to accomplish foreclosure on the property.

In future filings, the Company will include disclosure of the types of concessions offered, tabular disclosure regarding TDRs during the period, including a discussion of TDR activity, and our TDR policy.

Form 10-Q for the Period Ended March 31, 2011

Notes to Unaudited Consolidated Financial Statements

Note 17.  Disclosures About Fair Value Measurements

1.  We note your disclosure concerning appraisals that, “collateral values are estimated using Level 2 inputs based on observable market data which at times are discounted.” Please tell us and revise future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also.  Further, please describe in detail any discount adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response: The need for an updated appraisal on collateral dependent loans is determined on a case by case basis.  The useful life of an appraisal or evaluation will vary depending upon the circumstances of the property and the economic conditions in the marketplace.  A new appraisal is not required if there is an existing appraisal which, along with other information, is sufficient to determine a reasonable value for the property and to support an appropriate and adequate allowance for loan losses.  At a minimum, annual documented reevaluation of the property is completed by the bank’s Assigned Risk department to support the value of the property.

When reviewing an appraisal associated with an existing real estate transaction, the Assigned Risk department must determine if there have been material changes to the underlying assumptions in the appraisal which affect the original estimate of value.  Some of the factors that could cause material changes to reported values include:

▪

the passage of time;

▪

the volatility of the local market;

▪

the availability of financing;

▪

natural disasters;

▪

the inventory of competing properties;

▪

new improvements to, or lack of maintenance of, the subject property or competing properties upon physical inspection by the bank;

▪

changes in underlying economic and market assumptions, such as material changes in current and projected vacancy, absorption rates, capitalization rates, lease terms, rental rates, sales prices, concessions, construction overruns and delays, zoning changes, etc.; and

▪

environmental contamination.

The value of the property is adjusted to appropriately reflect the above listed factors and the value is discounted to reflect the value impact of a forced or distressed sale, any outstanding senior liens, any outstanding unpaid real estate taxes, transfer taxes and closing costs that would occur with sale of the real estate.  If the Assigned Risk department personnel determine that a reasonable value cannot be derived based on available information, a new appraisal is ordered.  The determination of the need for a new appraisal, versus completion of a property valuation by the bank’s Assigned Risk department personnel rests with the Assigned Risk department and not the originating account officer.

We will provide the disclosure above in future filings.

1.  We note that assets measures on a non-recurring basis – specifically impaired loans and other real estate owned – were measured using Level 3 measurements at March 31, 2011, while these same assets were measured using Level 2 measurements at December 31, 2010.  Please revise future filings to include a reconciliation of the beginning and ending balances for fair value measurements using significant unobservable inputs (Level 3) as required by ASC 820-10-50-2(c). Show us what your disclosure will look like in your response.

Response: The measurement level for our impaired loans and other real estate owned was moved to Level 3 measurement due to the application of management’s interpretation of factors in the application of discounts.  Presented below are the reconciliations of the Level 3 assets as requested.  It is also our interpretation of the guidance that for Non-Recurring Assets that reconciliation is not required.

For the three months ended March 31, 2011, the changes in Level 3 assets measured at fair value on a nonrecurring basis are summarized as follows (dollars in thousands):

March 31, 2011 Impaired loans
Balance, January 1	$ -
Transfer into Level 3 assets	8,341
Loans reduced by paydown, charge-down or payoff	(4,755)
Reduction of specific valuation allowance	1,079
Balance, March 31	$4,665

March 31, 2011 Other real estate owned
Balance, January 1	$ -
Transfer into Level 3 assets	738
Acquired in settlement of loans	35
Proceeds from sale of OREO	(182)
Balance, March 31	$591

********************

In connection with responding to your comments, the Company acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (814) 533-5310.

Sincerely,

AMERISERV FINANCIAL, INC.

/s/Jeffrey A. Stopko

Jeffrey A. Stopko

Executive Vice President and
Chief Financial Officer